

February 29, 2012

VIA EMAIL
Nicolas K. Akins
Chief Executive Officer
AEP Texas Central Company
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

Re: AEP Texas Central Transition Funding III LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed February 27, 2012
File Nos. 333-179092 and 333-179092-01

Dear Mr. Akins,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Page numbers for the base prospectus and the prospectus supplement refer to the blacklined versions.

Base Prospectus, page 65
Indenture, page 71

1. You indicate that the bondholders will Section 10.17 states that the "bondholders will have no recourse against us." Please provide a legal analysis as to why this is not an impermissible waiver of liability under the federal securities laws. Also, it is not clear how bondholders have a right to pursue legal action for non-payment against the "transition bond collateral," if they have no recourse against the issuer. Please explain and provide your legal analysis how this provision works and to the extent appropriate, revise your disclosure to clarify.

Legal Opinion (Exhibit 5.1), page 2

2. The legal opinion states, "For the purposes of this letter, we have assumed that there will be no changes in the laws currently applicable to the Company and the validity, legally binding character or enforceability of the Transition Bonds, and that such laws will be the only laws applicable to the Company and the Transition Bonds." The assumption regarding applicable laws is an impermissible assumption and should therefore be deleted. Please also confirm your understanding that you will file an updated clean opinion as an exhibit to the registration statement for each takedown.

Tax Opinion, page 2

3. We note the tax opinion states that counsel does not undertake, and hereby disclaims, any obligation to advise you of any changes in law or fact, whether or not material, that may be brought to its attention at a later date. Please confirm your understanding that to the extent that there are other material tax consequences of a specific takedown not addressed in the filed opinion, the registrant must file an updated clean tax opinion as an exhibit to the registration statement.

Other

4. On page 14 of the Base Prospectus, you indicate that there were 92 retail electric providers as of December 31, 2010. On page S-20 of the prospectus supplement this number is current. On pages 26 and 33 of the base prospectus, this number is as of December 31, 2011. The disclosure appears to be possibly inconsistent. Please advise or revise.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455. If you need further assistance, you may contact me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Kevin J. Hochberg, Esq. (Via E-Mail)